UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1) 1

Managed Duration Investment Grade Municipal Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

56165R103
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56165R103

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,694,411
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,694,411
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,694,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.92%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 56165R103

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,893
	8	SHARED VOTING POWER 13,754
	9	SOLE DISPOSITIVE POWER 34,893
	10	SHARED DISPOSITIVE POWER 13,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56165R103

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56165R103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Arthur Charles Regan is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6, below.

CUSIP NO. 56165R103

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated (i) 13,754 Shares directly, and (ii) 1,680,657 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 24.92% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 1,694,411 Shares beneficially owned by Karpus is approximately $23,031,638.40, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 48,647 Shares held by Mr. Karpus and the Karpus Entities is approximately $649,990, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 56165R103

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 11, 2018, Cutwater Investor Services Corp., d/b/a Insight Investment ("Insight") and Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), entered into an Agreement (the "Agreement") pursuant to which, among other things: (i) the Board of Trustees of the Issuer (the "Board") has approved a proposal (the "MZF Proposal") by Insight to liquidate and dissolve the Issuer, (ii) the Board will call a special meeting of stockholders (the "MZF Stockholder Meeting") to approve the MZF Proposal, (iii) Insight will use its best efforts to cause the Issuer to recommend the approval of the MZF Proposal, engage a proxy solicitor and use all commercially reasonable efforts to cause the approval of the MZF Proposal at the MZF Stockholder Meeting. Karpus also agreed, among other things, to (i) vote for the Board's recommendation at the MZF Stockholder Meeting with respect to the MZF Proposal and (ii) certain customary standstill provisions for a period of three years.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 56165R103

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based on 6,800,476 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2018, as reported in the Issuer's Semi-Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on March 29, 2018.

A.	Karpus Investment Management

(a)	As of May 11, 2018, Karpus directly beneficially owned 13,754 Shares, and as the investment adviser of the Accounts may be deemed to beneficially own the 1,680,657 Shares held in the Accounts.

Percentage: Approximately 24.92%

(b)	1. Sole power to vote or direct vote: 1,694,411
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,694,411
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the filing of the last Schedule 13D are set forth in Schedule B and incorporated herein by reference.

B.	George W. Karpus

(a)	As of May 11, 2018, George W. Karpus directly beneficially owned 34,983 Shares, and as the President and CEO of Karpus, may be deemed to beneficially own the 13,754 Shares owned by Karpus.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 34,893
2. Shared power to vote or direct vote: 13,754
3. Sole power to dispose or direct the disposition: 34,893
4. Shared power to dispose or direct the disposition: 13,754

(c)	Mr. Karpus did not have any transactions in the Shares since the filing of the last Schedule 13D.

C.	Mr. Regan

(a)	As of May 11, 2018, Mr. Regan did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares since the filing of the last Schedule 13D.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 56165R103

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On May 11, 2018, Karpus and Insight entered into an Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 11, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the secrurities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 56165R103

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, by and between Insight and Karpus, dated May 11, 2018
99.2	Joint Filing Agreement, by and between Karpus Management, Inc. and George W. Karpus, dated May 11, 2018

CUSIP NO. 56165R103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

CUSIP NO. 56165R103

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	None
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 56165R103

SCHEDULE B

Transactions in the Shares Since the filing of the last Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(200)	$13.42	3/21/2018
Sale of Common Stock	(992)	$13.74	4/16/2018
Sale of Common Stock	(1,108)	$13.69	4/17/2018

CUSIP NO. 56165R103

EXHIBIT 99.1

AGREEMENT

This Agreement (this "Agreement") is made and entered into on May 11, 2018, and effective as of such date (the "Effective Date"), by and between Cutwater Investor Services Corp., d/b/a Insight Investment ("Insight") and Karpus Management, Inc. d/b/a Karpus Investment Management (together with its affiliates, "Karpus").

WHEREAS, Insight is an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and is the investment adviser to Managed Duration Investment Grade Municipal Fund ("MZF"), a closed-end management investment company, the shares of common stock of which are publicly traded;

WHEREAS, Karpus and certain funds and accounts discretionarily advised, managed, sponsored or controlled by Karpus ("Karpus Discretionary Accounts") are stockholders of MZF;

WHEREAS, Karpus and MZF entered into a Non-Disclosure Agreement as of May 3, 2018 (the "NDA") in order to engage in discussions regarding MZF, Karpus' investment in MZF and one or more proposals with respect to MZF (the "MZF Discussions") and in connection with such MZF Discussions acquire from MZF and its officers, agents and legal counsel certain oral and written Confidential Information (as such term defined in the NDA);

WHEREAS, in the course of the MZF Discussions, Insight discussed with Karpus the submission to MZF stockholders of a proposal to liquidate and dissolve MZF, which proposal Insight has presented to the Board of Trustees of MZF (the "MZF Board") for approval (the "MZF Proposal");

WHEREAS, the MZF Board has approved the MZF Proposal and will recommend the MZF Proposal for consideration and approval by MZF's stockholders at the next meeting of stockholders, to be held no later than July 12, 2018 (the "MZF Stockholder Meeting"), which would be described in a definitive proxy statement to be filed with the SEC and distributed to stockholders of record as required by applicable law (the "MZF Proxy"). The MZF Proposal will be the only matter considered at the MZF Stockholder Meeting; and

WHEREAS, Karpus and Insight wish to memorialize their agreement to certain terms arising out of the MZF Discussions with respect to future activities pertaining to MZF and other management investment companies currently advised, managed or sponsored by Insight, with such management investment companies set forth on Exhibit A attached hereto and whether such companies now exist or are organized hereafter (collectively, the "Insight Funds") in which Karpus may be an investor;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. With respect to MZF, (a) Karpus shall (i) retain its current investment in MZF until the record date stated in the MZF Proxy and cause all shares of MZF held by Karpus and/or Karpus Discretionary Accounts to be retained and shall not grant any proxy over any such shares (except to MZF) or otherwise dispose of beneficial ownership of such shares, (ii) vote and/or cause all of its shares of MZF held by Karpus and/or Karpus Discretionary Accounts to be voted at the MZF Stockholder Meeting in accordance with the recommendations of the MZF Board as set forth in the MZF Proxy with respect to the MZF Proposal and the election of Trustees of MZF; provided, that with respect to any other matter, including any proposed change to an Insight Fund's fundamental investment policy, Karpus shall vote as it so determines, and (b) Karpus shall not (and shall not cause its officers, directors and present or future affiliates), directly or indirectly, solicit, recommend, vote for, or encourage any other person or entity to solicit or vote for, formally or informally, or otherwise invite, initiate or take any action that would impede or interfere with the recommendations of the MZF Board contained in the MZF Proxy or lead to a proposal from any other person regarding the proposals set forth in the MZF Proxy. This Agreement shall not prohibit Karpus from selling shares in a non-discretionary manner, provided that (i) such trades are as a result of: (a) a documented, specific order from a client who is not affiliated with Karpus, or (b) routine account maintenance such as transfers of accounts, account withdrawals, or account re-balancing, and (ii) the trades are consistent with all applicable laws and regulations regarding the use of material non-public information.

2. With respect to the Insight Funds, for a period of three years from the Effective Date (the "Restricted Period"), Karpus shall not: (i) submit any stockholder proposals for the vote or consent (collectively, "vote") of stockholders (whether or not pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or otherwise); (ii) nominate any candidate for election as a director or trustee of any Insight Fund; (iii) solicit proxies for any stockholder proposals or nominations of candidates for election as directors or trustees of any Insight Fund; (iv) directly or indirectly, encourage, recommend, advise or urge others to put forward stockholder proposals, including any proposal to replace the investment adviser or manager or sub-adviser of any Insight Fund, or nominations with respect to directors or trustees of any Insight Fund; (v) directly or indirectly, indicate support or approval for any stockholder proposals or nominations relating to any Insight Fund (except by voting pursuant to clause (vi) of this sentence); (vi) except as set forth in Section 1, directly or indirectly, cause or permit shares of any Insight Fund held by Karpus and/or Karpus Discretionary Accounts to be voted on any matter in any way other than in accordance with the recommendations of that Insight Fund's Board of Directors or Trustees; except with respect to any proposed change to an Insight Fund's fundamental investment policy, upon which Karpus shall vote as it so determines; or (viii) directly or indirectly, solicit or encourage others to vote against any matter recommended by an Insight Fund's Board of Directors or Trustees, except with respect to any proposed change to an Insight Fund's fundamental investment policy, upon which Karpus shall vote as it so determines.

3. During the Restricted Period, each party hereto shall, and shall instruct its controlled affiliates to, refrain from directly or indirectly disparaging, impugning or taking of any action reasonably likely to damage the reputation of the other party or their affiliates, directors, officers, managers or employees (including the Board of Directors or Trustees of any Insight Fund). The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. Other than pursuant to and in accordance with the last sentence of Section 3, as made public by Insight or the Insight Funds, or as may be required by law or regulatory process or agency, such as in connection with publication of the MZF Proxy, all terms and provisions of this Agreement shall remain confidential. For the avoidance of doubt, the parties acknowledge that Karpus is required to file a copy of this Agreement with its Schedule 13D (to be filed with the SEC promptly following the date of this Agreement), and following such filing this Agreement shall no longer be confidential. Immediately following entry into this Agreement, Insight and/or MZF will issue a press release announcing this Agreement and the MZF Proposal, such press release to be substantially in the form attached hereto as Exhibit B (the "Press Release").

5. Insight shall use its best efforts to cause MZF to (i) recommend the approval of the MZF Proposal by MZF's Stockholders, (ii) engage a proxy solicitor and (iii) use all commercially reasonable efforts to cause the approval of the MZF Proposal by MZF's stockholders. The MZF Proposal will be the only matter considered at the MZF Stockholder Meeting. Except for the MZF Stockholder Meeting, there shall be no meeting of stockholders held prior to the earlier of (i) the date the MZF Proposal is implemented and (ii) 30 days following termination of this Agreement pursuant to Section 6.

6. This Agreement shall terminate upon the earlier to occur of: (i) the preliminary proxy statement relating to the MZF Proxy is not filed with the Securities Exchange Commission on or prior to May 18, 2018; (ii) the MZF Stockholder Meeting is not scheduled to be held on or prior to July 12, 2018; (iii) the MZF Proposal is not approved by MZF shareholders on or prior to August 31, 2018; or (iv) the MZF proposal is not implemented by MZF on or prior to September 30, 2018. Sections 7-11 hereunder shall survive any such termination.

7. Any notices hereunder shall be delivered by email or facsimile, with a copy by ordinary mail, directed as follows:

    To the Insight Funds and Insight, by delivery to:

      Clifford D. Corso
      CEO, North America
      Insight Investment, 7th Floor
      200 Park Avenue
      New York, New York 10166
      Email: cliff.corso@insightinvestment.com
      Telephone: (212) 365-3134

    To Karpus, by delivery to:

      Attention: Daniel Lippincott, CFA
      Director of Investment Personnel and Sr. Tax-Sensitive Manager
      Karpus Investment Management
      183 Sully's Trail
      Pittsford, New York 14534
      Email: daniel@karpus.com
      Telephone: (585) 586-4680
      Facsimile: (585) 586-4315

    With copies to:

      Adam W. Finerman, Esq.
      Olshan Frome Wolosky LLP
      1325 Avenue of the Americas
      New York, New York 10019
      Email: afinerman@olshanlaw.com
      Telephone: (212) 451-2289
      Facsimile: (212) 451-2222

8. This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns and shall be for the benefit of and enforceable by each Insight Fund and its successors and assigns.

9. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws provisions. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes. Except as prohibited by law, none of the parties shall seek a jury trial in any legal controversy arising in connection with this Agreement. None of the parties will seek to consolidate any such action in which a jury trial has been waived with any other action in which a jury trial has not been waived.

11. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and may be modified or amended only by a writing signed by an authorized representative of each of the parties hereto. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement is the product of mutual bargaining between and among the parties and, therefore, shall not be construed against one party or another.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

CUTWATER INVESTOR SERVICES CORP. D/B/A INSIGHT INVESTMENT

By:	/s/ Clifford Corso
	Name:	Clifford Corso
	Title:	President of the Trust

KARPUS MANAGEMENT, INC. D/B/A KARPUS INVESTMENT MANAGEMENT

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

Exhibit A
Insight Funds

Insight Select Income Fund

Exhibit B
Press Release

MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND TO HOLD SPECIAL SHAREHOLDER MEETING TO CONSIDER PROPOSAL TO LIQUIDATE

NEW YORK, NY, May 11, 2018 - Managed Duration Investment Grade Municipal Fund ("MZF" or the "Fund") announced today that the Board of Trustees of the Fund (the "Board") has determined to submit a proposal to liquidate the Fund to a vote of all shareholders at a Special Meeting of Shareholders, which is scheduled to be held on July 12, 2018. In addition, the Board of Trustees has postponed the Fund's 2018 Annual Meeting of Shareholders previously scheduled for the same date.

In determining to recommend liquidation of the Fund to shareholders, the Fund's investment adviser, Cutwater Investor Services Corp. (doing business as Insight Investment), and the Board considered a variety of factors and determined that a liquidation would be in the best interests of the Fund and its shareholders.

If shareholders approve the liquidation, management, under the oversight of the Board and officers of the Fund, will proceed to wind up the Fund's affairs as soon as reasonably practicable thereafter in a timeframe that allows for an orderly liquidation of portfolio holdings. The Fund cannot predict at this time how long it will take to accomplish an orderly liquidation under then-existing market conditions. If the liquidation is not approved by shareholders, the Trustees will consider whether another course of action would benefit the Fund and its shareholders.

Further information regarding the liquidation proposal will be included in the proxy materials that will be mailed to shareholders in advance of the Special Meeting of Shareholders.

In addition, the Fund's investment adviser entered into a standstill agreement with Karpus Investment Management, Inc. ("Karpus"), a large Fund shareholder, in connection with the proposed liquidation of the Fund. Under the terms of the agreement, Karpus has agreed, among other things, to withdraw its shareholder proposals and director nomination for the Fund's 2018 Annual Meeting of Shareholders. The Fund has been advised that Karpus will file a copy of the agreement with the Securities and Exchange Commission as an exhibit to its Schedule 13D.

The Fund is a diversified closed-end management investment company whose investment objective is to seek to provide its common shareholders with high current income exempt from regular federal income tax while seeking to protect the value of the Fund's assets during periods of interest rate volatility. Insight Investment provides fixed income asset management to a variety of institutional clients including corporations, governmental entities, employee benefit plans, private funds and registered investment companies.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund's control and could cause actual results to differ materially from those set forth in the forward-looking statements.

An investor should consider a Fund's investment objectives, risks, charges and expenses carefully before investing.

CUSIP NO. 56165R103
EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(d)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Managed Duration Investment Grade Municipal Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

May 11, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS